AS FILED WITH THE SECURITIES AND EXCHANGE            REGISTRATION NO. 333-32232
COMMISSION APRIL 28, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------
                                POPMAIL.COM, INC.
               (Exact name of registrant as specified in charter)

         MINNESOTA                                      31-1487885
(State or other jurisdiction                         (I.R.S. employer
of incorporation or organization)                   identification number)

                         1331 CORPORATE DRIVE, SUITE 350
                               IRVING, TEXAS 75038
                                 (972) 550-5500

  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                                                    COPIES TO:
   MR. STEPHEN D. KING                        WILLIAM M. MOWER, ESQ.
CHIEF EXECUTIVE OFFICER                     CHRISTOPHER J. MELSHA, ESQ.
    POPMAIL.COM, INC.                    MASLON EDELMAN BORMAN & BRAND, LLP
1331 CORPORATE DRIVE, SUITE 350                  3300 NORWEST CENTER
    IRVING, TEXAS 75038                  MINNEAPOLIS, MINNESOTA 55402-4140
      (972) 550-5500                              (612) 672-8200
                                             FACSIMILE: (612) 672-8397

APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED DISTRIBUTION: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
                         -------------------------------

  TITLE OF EACH CLASS OF                             PROPOSED MAXIMUM          PROPOSED MAXIMUM          AMOUNT OF
        SECURITIES              AMOUNT TO BE          OFFERING PRICE          AGGREGATE OFFERING       REGISTRATION
     TO BE REGISTERED            REGISTERED              PER SHARE                  PRICE                   FEE
     ----------------            ----------              ---------                  -----                   ---
COMMON STOCK, PAR VALUE           4,351,337              $4.86 (2)             $21,147,497.82 (2)        $5,582.94
$.01 PER SHARE (1)

COMMON STOCK, PAR VALUE           4,726,461              $2.08 (3)              $9,831,038.88 (3)        $2,595.39
$.01 PER SHARE

TOTAL                             9,077,798                                    $30,978,536.70            $8,178.33

(1) Fee for such shares paid at the time of the Registrant's original filing of this Form S-3 on March 10, 2000.

(2) Fee calculated pursuant to Rule 457(c), based on the average high and low prices of the Registrant's common stock on March 3, 2000.

(3) Fee calculated pursuant to Rule 457(c), based on the average high and low prices of the Registrant's common stock on April 24, 2000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MAY ____, 2000

                     SELLING SHAREHOLDER OFFERING PROSPECTUS

                                POPMAIL.COM, INC.

                        9,077,798 SHARES OF COMMON STOCK

         The 9,077,798 shares of common stock of PopMail.com, inc. (the "Company") offered hereby on a resale basis by the selling shareholders identified on pages 21 through 23 include (i) 3,000,000 shares issuable upon the exercise (at a price per share of $3.00) of warrants issued in connection with a February 2000 private placement, (ii) 275,000 shares of our common stock issuable upon the conversion of shares of our Series E Convertible Preferred Stock ("Preferred Shares"), (iii) 275,000 shares issuable upon the exercise (at a price per share of $3.00) of warrants issued in connection with the sale of the Preferred Shares, (iv) 4,407,098 shares issuable upon the exercise (at a price per share of $.75) of certain warrants issued in connection with the Company's merger with popmail.com, inc., (v) 1,000,000 shares issuable upon the exercise (at various exercise prices) of certain other warrants issued as consideration of financial advisory services rendered to the Company, and (vi) 120,700 shares held by certain shareholders. We will receive no proceeds from the sale of the common stock by the selling shareholders. Assuming all of the foregoing warrants are exercised in their entirety, we would receive approximately $14,653,000.

         Our common stock is listed on the Nasdaq SmallCap Market under the symbol "POPM." On April 27, 2000, the last sale price for the Common Stock as reported on the Nasdaq SmallCap Market was $2.3125.

         The shares offered by this prospectus involve a high degree of risk. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DESCRIPTION OF FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY POPMAIL.COM WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDERS CANNOT SELL THEIR SHARES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SHARES OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 The date of this Prospectus is May ___, 2000.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.......................................................... 4

RISK FACTORS.................................................................7

USE OF PROCEEDS.............................................................20

SELLING SHAREHOLDERS........................................................20

PLAN OF DISTRIBUTION........................................................23

WHERE YOU CAN FIND MORE INFORMATION.........................................24

NOTE REGARDING FORWARD-LOOKING STATEMENTS...................................26

LEGAL MATTERS...............................................................26

EXPERTS.....................................................................26

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES..............................27



         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus. You must not rely on any information or representations not contained in this prospectus, if given or made, as having been authorized by us. This Prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this prospectus shall not under any circumstances, create any implication that there has been no change in our affairs or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus. However, in the event of a material change, this Prospectus will be amended or supplemented accordingly.

                               PROSPECTUS SUMMARY

         As used in this prospectus, the terms "Company," "we," "us" and "our" refer to PopMail.com, inc. and its consolidated subsidiaries.

THE COMPANY

         PopMail.com, inc. (f/k/a Cafe Odyssey, Inc.) consists of two divisions, the restaurant division and the Internet division. The restaurant division develops, owns and operates restaurants with multiple themed dining rooms designed to appeal to the upscale casual dining market. We have Cafe Odyssey restaurants at the Mall of America in Bloomington, Minnesota, which opened in June 1998, and a second Cafe Odyssey restaurant in the Denver Pavilions in Denver, Colorado which opened in March 1999.

         Our Internet division consists of two companies, PopMail Network, Inc. ("PopMail Network"), based in Dallas, Texas, a provider of permission and affinity based email services to broadcast stations, professional sports teams and other clients in the media and entertainment industries, and the recently formed IZ.com, Inc. ("IZ"), based in Bellevue, Washington. The name "IZ" was borrowed from IZ.com Incorporated, a Delaware corporation that we acquired in February 2000. IZ only recently commenced its operations.

         We began operations as Hotel Mexico, Inc., which was incorporated in Ohio in January 1994. The Kenwood Restaurant Limited Partnership, an Ohio limited partnership was formed in June 1995 to own and operate the Kenwood Unit. Hotel Mexico's operations and the net assets of the Kenwood Restaurant Limited Partnership were combined in November 1996, and in August 1997, Hotel Mexico was reorganized as Hotel Discovery, Inc., a Minnesota corporation. On May 21, 1998, our Board of Directors and shareholders approved a change in corporate name from Hotel Discovery, Inc. to Cafe Odyssey, Inc.

         On September 1, 1999, we completed a merger with popmail.com, inc. ("Old Popmail"). Old Popmail was a provider of Internet email services to radio stations across the country. Following the merger, we changed our name from Cafe Odyssey, Inc. to PopMail.com, inc.

         On December 3, 1999, ROI Acquisition Corporation, a Texas corporation and our wholly-owned subsidiary, acquired, effective as of November 30, 1999, substantially all of the assets and assumed substantially all of the liabilities of ROI Interactive, LLC ("ROI"), a Texas limited lliability company. ROI provides exclusive email service and permission-based, opt-in marketing services to television stations and major league sports franchises.

         Effective February 9, 2000, we acquired IZ.com Incorporated ("IZ.com"), a Delaware corporation that we intend to rename "PopMail Media, Inc." IZ.com is attempting to integrate the use of multiple media - television, the Internet and email - to reach 18 to 25 year olds and derive commerce. IZ.com is attempting to build a brand and marketing strategy that will allow it to dominate its target market. As a result of the IZ.com acquisition, we are changing our strategic focus to apply our multimedia expertise to the email-based marketing business that we operate. We are currently modifying our website and television programming efforts in a directed effort to complement our business strategy.

         Our executive offices are located at 1331 Corporate Drive, Suite 350, Irving, Texas 75038 and our telephone number is (972) 550-5500.

RECENT DEVELOPMENTS

         We completed our acquisition of IZ.com on February 9, 2000. Under the terms of the acquisition, IZ Acquisition Corporation, a Delaware corporation and our wholly-owned subsidiary, merged into IZ.com, and IZ.com became our wholly-owned subsidiary. In connection with the acquisition, IZ.com stockholders received shares of our Series F Convertible Preferred Stock in exchange for their IZ.com shares. Assuming the approval of our shareholders, the shares of Series F Preferred Stock will be convertible into approximately 7,375,000 million shares of our common stock. We also assumed IZ.com's outstanding options and warrants, which upon exercise are convertible into approximately 3,350,000 shares of our common stock.

         Effective January 13, 2000, our Board of Directors approved a resolution increasing the size of the Board from seven to eight directors and elected Gary Schneider to fill the newly-created vacancy. Mr. Schneider was formerly chief executive officer of ROI and currently serves in the same capacity with PopMail Network.

         In connection with previous transactions, we committed to certain individuals, including Messrs. Stephen D. King and Jerry Ruyan, to remove them from liability on or before September 30, 1999, under the guarantees that they had made for certain debt of the Company to the Provident Bank. We have failed to meet such a deadline and certain default penalties have been and are continuing to be assessed on a monthly basis. We are currently in negotiations with the Provident Bank and the guarantors to cure such defaults.

         On January 24, 2000, James L. Anderson resigned as chairman of our Board of Directors, and effective February 1, 2000, he resigned as a director. On February 9, 2000, Ronald "Jesse" Berst was elected the Board to fill the vacancy created by Mr. Anderson's resignation. Effective March 15, 2000, Jerry
L. Ruyan resigned from the Board. To date, the Board has not filled the vacancy created by Mr. Ruyan's resignation.

THE OFFERING


                  Common stock offered (1)...................   9,077,798 shares

                  Common stock outstanding
                    before the offering (2)..................  36,272,988 shares

                  Common stock outstanding
                    after the offering.......................  45,230,086 shares

                  Nasdaq SmallCap Market symbol..............        POPM


(1) Represents (i) 3,000,000 shares issuable upon the exercise (at a price per share of $3.00) of warrants issued in connection with a February 2000 private placement; (ii) 275,000 shares of our common stock issuable upon the conversion of shares of the Preferred Shares, (iii) 275,000 shares issuable upon the exercise (at a price per share of $3.00) of warrants issued in connection with the sale of the Preferred Shares; (iv) 4,407,098 shares issuable upon the exercise (at a price per share of $.75) of certain warrants issued in connection with the Company's merger with popmail.com, inc.; (v) 1,000,000 shares issuable upon the exercise (at various exercise prices) of certain other warrants, and (vi) 120,700 shares held by certain shareholders.

(2) Does not include shares of Common Stock that are (a) reserved for issuance upon conversion of outstanding Series E Preferred Shares; (b) reserved for issuance upon conversion of the outstanding Series F Convertible Preferred Stock (the "Series F Preferred Shares"); (c) issuable upon exercise of the Class A Warrants issued as part of our initial public offering, which are exercisable into an aggregate of 2,600,000 shares (for which we would receive approximately $16,900,000 if all were exercised); (d) issuable upon exercise of certain other warrants covering an aggregate of 15,100,189 shares (for which we would receive approximately $30,860,000 if all were exercised); (e) reserved for issuance upon conversion of the $2,000,001 of 4% convertible debentures issued November 30, 1999, or (f) reserved for issuance under various stock option agreements, including those issued under the 1997 Stock Option and Compensation Plan and 1998 Director Stock Option Plan.

                                  RISK FACTORS

         An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

         WE HAVE INCURRED LOSSES TO DATE AND IF OUR REVENUES DO NOT IMPROVE, WE WILL NEED ADDITIONAL FINANCING IN ORDER TO CONTINUE OPERATIONS AND PURSUE OUR BUSINESS PLAN.

         PopMail incurred net losses of approximately $24.2 million during 1999, $6.7 million in 1998 and $4.0 million in 1997 and had a working capital deficit of approximately $8.7 million as of January 2, 2000. Our ability to continue our present operations and successfully implement our expansion plans is contingent upon our ability to increase our revenues and ultimately attain and sustain profitable operations. Even though financing activity subsequent to January 2, 2000 has improved our working capital position (see Note N to the financial statements) without additional financing, the cash generated from our current operations will not be adequate to fund operations and service our indebtedness during 2000. There can be no assurance that additional financing will be available on terms acceptable to the Company or on any terms whatsoever. In the event that we are unable to fund our operations and our business plan, or if we fail to achieve or sustain profitable operations, the market price of our stock will suffer.

         OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WHICH DELISTING COULD HINDER YOUR ABILITY TO OBTAIN ACCURATE QUOTATIONS AS TO THE PRICE OF OUR COMMON STOCK, OR DISPOSE OF OUR COMMON STOCK IN THE SECONDARY MARKET.

         Although our common stock is currently listed on the Nasdaq SmallCap Market, we cannot guarantee that an active public market for our common stock will continue to exist. We have responded to numerous inquiries from Nasdaq expressing concern over various matters, including but not limited to a "going concern" qualification expressed by our former independent auditors as of January 3, 1999. Accordingly, our securities may be delisted from the Nasdaq SmallCap Market or be required to reapply for listing meeting the Nasdaq initial listing requirements, which are generally more stringent than the requirements currently governing the Company's listing. Additional factors giving rise to such delisting could include, but are not be limited to: (1) a reduction of our net tangible assets to below $2,000,000, (2) a reduction to one active market maker, (3) a reduction in the market value of the public float in our securities to less than $1,000,000, (4) a reduction of the trading price of our Common Stock to less than $1.00 per share or (5) the discretion of the Nasdaq SmallCap Market.

         In the event our securities are delisted from the Nasdaq SmallCap Market, trading, if any, in our common stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealer's "Electronic Bulletin Board." Consequently, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reduction in the coverage of our securities by security analysts and the news media, and lower prices for our securities than might otherwise prevail. In addition, our common stock would become subject to certain rules of the Securities and Exchange Commission relating to "penny stocks." These rules require broker-dealers to make special suitability determinations for purchasers other than established customers and certain institutional investors and to receive the purchasers' prior written consent for a purchase transaction prior to sale. Consequently, these "penny stock rules" may adversely affect the ability of broker-dealers to sell our common stock and may adversely affect your ability to sell shares of our common stock in the secondary market.

         WE ARE DEPENDENT ON THE ONGOING SERVICES OF CERTAIN OF OUR EXECUTIVES, THE LOSS OF WHICH COULD HAVE A DETRIMENTAL EFFECT ON OUR PROFITABILITY AND THE MARKET PRICE OF OUR STOCK.

         Our plan of business development and our day-to-day operations rely heavily on the experience of Stephen D. King, our Chief Executive Officer, Ronald K. Fuller, our President, Jesse Berst, the CEO of our IZ business, Thomas
W. Orr, our Chief Financial Officer and Gary Schneider, the CEO of our PopMail Network division. The loss of any of them could adversely affect the success of our operations and strategic plans and, consequently, have a detrimental effect on the market price of our stock.

         WE MAY BE UNABLE TO HIRE QUALIFIED EMPLOYEES TO HELP IMPLEMENT AND MANAGE OUR EXPANSION PLANS, WHICH INABILITY COULD BE DETRIMENTAL TO THE VALUE OF YOUR INVESTMENT.

         Our success will depend in large part upon our ability to supplement our existing management team. We will need to hire additional corporate level and management employees to help implement and operate our plans for expansion of our Internet and restaurant divisions. The demand for individuals with management skills is high and many other businesses, most of which have greater name recognition and resources than the Company, compete for their services. Any inability or delay in obtaining additional key employees could have a material adverse effect on our expansion plans and, consequently, the market value of our stock.

         DUE TO OUR LIMITED OPERATING HISTORY, YOU MAY FIND IT DIFFICULT TO ASSESS OUR ABILITY TO OPERATE PROFITABLY.

         We have only been operating our Mall of America restaurant since June 1998, and our Denver restaurant since March 1999. In addition, Old PopMail was founded in December 1997, and ROI commenced operations in June 1998. Finally, IZ.com Incorporated was incorporated in February 1999. Consequently, we face the added risks, expenses and difficulties related to developing and operating a new business enterprise. Given our lack of significant operating history, investors may have difficulty assessing the many factors which will determine our ability to generate future profits.

         ONE INDIVIDUAL CONTROLS A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AND MAY INFLUENCE OUR AFFAIRS.

         Following our merger with popmail.com, inc. on September 1, 1999, James
L. Anderson was elected to our Board of Directors and served as its Chairman until his resignation on January 24, 2000. Effective February 1, 2000, Mr. Anderson resigned from our Board. Based upon a Schedule 13D filed with the Securities and Exchange Commission on September 13, 1999, Mr. Anderson controlled indirectly or directly, as of that date, approximately 59.6 percent of our outstanding common stock.

As of March 27, 2000, Mr. Anderson indirectly or directly controlled approximately 31.6 percent of our outstanding common stock. Accordingly, he may have the ability to determine the election of members of the Board of Directors and determine the approval of corporate transactions and other matters requiring shareholder approval. Unless and until Mr. Anderson substantially decreases his percentage beneficial ownership in our common stock, he will continue to have significant influence over our affairs.

         DUE TO THE LARGE NUMBER OF OUTSTANDING OPTIONS AND WARRANTS, OUR SHAREHOLDERS FACE A RISK OF SUBSTANTIAL FUTURE DILUTION AND DOWNWARD PRESSURE ON THE TRADING PRICE OF OUR COMMON STOCK.

         We have a total of 29,483,118 shares of our common stock reserved for issuance pursuant to our stock options plans, outstanding preferred stock and common purchase warrants. Most of these shares have either registered for resale or are subject to agreements providing for their registration for resale under certain circumstances. Accordingly, our existing shareholders face a substantial risk of dilution and the trading price of our common stock may decrease as these convertible securities are exercised or converted into shares of common stock and subsequently offered for sale through the Nasdaq SmallCap Market.

         WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY RIGHTS AND OTHER PROPRIETARY INFORMATION; FAILURE TO PROTECT AND MAINTAIN THESE RIGHTS AND INFORMATION COULD PREVENT US FROM COMPETING EFFECTIVELY.

         Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we seek to protect through a combination of trade secret and trademark law, as well as confidentiality or license agreements with our employees, consultants, and corporate and strategic partners. If we are unable to prevent the unauthorized use of our proprietary information or if our competitors are able to develop similar technologies independently, the competitive benefits of our technologies, intellectual property rights and proprietary information will be diminished.

         WE MAY NOT PAY DIVIDENDS ON OUR COMMON STOCK, IN WHICH EVENT YOUR ONLY RETURN ON INVESTMENT, IF ANY, WILL OCCUR ON THE SALE OF OUR STOCK.

         To date, we have not paid any cash dividends on our common stock, and we do not intend to do so in the foreseeable future. Rather, we intend to use any future earnings to fund our operations and the growth of our business. Accordingly, the only return on an investment in our common stock will occur upon its sale.

         PURSUANT TO ITS AUTHORITY TO DESIGNATE AND ISSUE SHARES OF OUR STOCK AS IT DEEMS APPROPRIATE, OUR BOARD OF DIRECTORS MAY ASSIGN RIGHTS AND PRIVILEGES TO CURRENTLY UNDESIGNATED SHARES WHICH COULD ADVERSELY AFFECT YOUR RIGHTS AS A COMMON SHAREHOLDER.

         Our authorized capital consists of 100,000,000 shares of capital stock. Our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. As of April 14, 2000, we have 36,272,988 shares of common stock, 275,000 shares of Series E Convertible Preferred Stock and 287,408 shares of Series F Convertible Preferred Stock outstanding. As of March 27, 2000, a further 31,055,117 shares of common stock have been reserved as follows:

              - a maximum of 750,000 shares of common stock reserved for issuance upon exercise of the Series E Preferred Shares, 275,000 shares of which are currently outstanding;

              - a maximum of 7,375,000 shares of common stock reserved for issuance upon conversion of Series F Convertible Preferred Stock;

              - 3,348,895 shares of common stock issuable upon exercise of options granted under the IZ.com Incorporated stock option plan assumed by the Company;

              - 2,600,000 shares issuable upon the exercise of the Class A Warrants issued as part of our initial public offering and the partial exercise of the underwriter's over-allotment;

              - 15,100,889 shares issuable upon the exercise of outstanding warrants;

              - 1,250,000 shares reserved for issuance under our 1997 Stock Option and Compensation Plan, of which options reverting to 1,590,333 shares are currently outstanding (including 340,333 shares which remain subject to shareholder approval);

              - 250,000 shares for issuance under our 1998 Director Stock Option Plan, of which options relating to 290,000 shares are currently outstanding, of which 40,000 remain subject to shareholder approval; and

         The rights of holders of preferred stock and other classes of common stock that may be issued could be superior to the rights granted to holders of the Units issued in our initial public offering. Our Board's ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of common stock.

         MINNESOTA LAW MAY INHIBIT OR DISCOURAGE TAKEOVERS, WHICH COULD REDUCE THE MARKET VALUE OF OUR STOCK.

         As a corporation organized under Minnesota law, we are subject to certain Minnesota statutes which regulate business combinations and restrict the voting rights of certain persons acquiring shares of its stock. By impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company, these regulations could adversely affect the market value of our stock.

         THE LIMITATIONS ON DIRECTOR LIABILITY CONTAINED IN OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DISCOURAGE SUITS AGAINST DIRECTORS FOR BREACH OF FIDUCIARY DUTY.

         As permitted by Minnesota law, our Amended and Restated Articles of Incorporation provide that members of our Board of Directors are not personally liable to you or the Company for monetary damages resulting from a breach of their fiduciary duties. These limitations on director liability may discourage shareholders from suing directors for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought against a director by shareholders on the Company's behalf. Furthermore, our Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law. All of these provisions limit the extent to which the threat of legal action against our directors for any breach of their fiduciary duties will prevent such breach from occurring in the first instance.

         PURSUING AND COMPLETING POTENTIAL ACQUISITIONS COULD DIVERT MANAGEMENT ATTENTION AND FINANCIAL RESOURCES AND MAY NOT PRODUCE THE DESIRED BUSINESS RESULTS.

         We do not have specific personnel dedicated solely to pursuing and completing acquisitions. As a result, if we pursue any acquisition, our management, in addition to fulfilling their operational responsibilities, could spend significant time, management resources and financial resources to pursue and complete the acquisition and integrate the acquired business with our existing business.

         To finance any acquisition, we may use capital stock or cash or a combination of both. Alternatively, we may borrow money from a bank or other lender. If we use capital stock, our shareholders may experience dilution. If we use cash or debt financing, our financial liquidity would be reduced. In addition, acquisitions may result in nonrecurring charges or the amortization of significant goodwill that could adversely affect our ability to achieve and maintain profitability.

         Despite the investment of these management and financial resources and completion of due diligence with respect to these efforts, an acquisition may fail to produce the expected revenues, earnings or business and an acquired service or technology may not perform as expected for a variety of reasons, including:

    - Difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company,
    - Risks of entering markets in which we have no or limited prior experience,
    - Expenses of any undisclosed or potential legal liabilities of the acquired company,
    - The applicability of rules and regulations that might restrict our ability to operate, and
    -    The potential loss of key employees of the acquired company.

         If we make acquisitions in the future and the acquired businesses fail to perform as expected, our business operating results and financial condition may be materially adversely affected.

         FAILURE TO MANAGE OUR GROWTH MAY ADVERSELY AFFECT OUR BUSINESS

         We have grown rapidly and expect to continue to grow rapidly both by hiring new employees and serving new business and markets. Our growth has placed, and will continue to place, a significant strain on our management and our operating and financial systems.

         Our personnel, systems, procedures and controls may be inadequate to support our future operations. In order to accommodate the increased size of our operations, we will need to hire, train and retain the appropriate personnel to manage our operations. We will also need to improve our financial and management controls, reporting systems and operating systems, all of which will require significant ongoing investments of the efforts of key personnel.

         IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY FALL SIGNIFICANTLY.

         The market price of publicly traded securities generally reflects, to a large degree, the expectations of industry analysts and significant investors with respect to the short and long-term operating results of the issuers. When issuers fail to meet such expectations, the market price of their publicly traded securities usually decreases, sometimes significantly, and may not recover. There can be no assurance that we will be able to satisfy the expectations of market analysts and investors to avoid a precipitous drop in the market price of our common stock.

         OUR ABILITY, OR INABILITY, TO RESPOND TO VARIOUS COMPETITIVE FACTORS AFFECTING THE RESTAURANT INDUSTRY MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         The restaurant industry is highly competitive and is affected by changes in consumer preferences, as well as by national, regional and local economic conditions, and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, will also directly affect the performance of our restaurants. Changes in any of these factors in the markets where we currently operate our restaurants could adversely affect the results of our operations. Furthermore, the restaurant industry in general is highly competitive based on the type, quality and selection of the food offered, price, service, location and other factors and, as a result, has a high failure rate. The themed restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors. We compete with numerous well-established competitors, including national, regional and local restaurant chains, many of which have greater financial, marketing, personnel and other resources and longer operating histories than us. As a result, we may be unable to respond to the various competitive factors affecting the restaurant industry.

                                INTERNET DIVISION

         WE ARE ENTERING INTO A NEW BUSINESS VENTURE IN AN EVOLVING INDUSTRY IN WHICH WE HAVE NO EXPERIENCE AND WHICH HAS AN UNPROVEN REVENUE MODEL.

         The email business adds a significantly different business to our business operations. Some members of our present management have little or no experience with the business of providing email services. The Internet industry is rapidly evolving, extremely competitive, and the market place for internet-related shares has been very volatile. Furthermore, the email business has no proven revenue model. Consequently, there can be no assurance that sufficient revenues will be generated to support our current operations and other capital requirements.

         IN LIGHT OF RECENT CONSOLIDATION IN THE BROADCAST INDUSTRY, THE LOSS OF ANY SIGNIFICANT AFFILIATE CONTRACTS WOULD NEGATIVELY IMPACT OUR OPERATIONS.

         The last few years have brought substantial concentration of power among a few players in the broadcast industry. Consequently, significant portions of the industry are controlled by a relatively few organizations. We currently have over 500 clients. As consolidation increases, these contracts may be merged or lost due to the landscape of the industry. In light of such consolidation, however, the loss of any of these significant affiliation contracts or our inability to enter into contracts with other clients in the broadcast industry would negatively impact our operations.

         OUR EMAIL BASED PRODUCTS ARE DEPENDENT UPON THE INTERNET.

         The success of our services and products will depend in large part upon the continued development and expansion of the Internet. The Internet has experienced, and is expected to continue to experience, significant and geometric growth in the number of users and the amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols (for example, the next-generation Internet Protocol) to handle increased levels of Internet activity, or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for services and products such as those we offer. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, our business, results of operations, and financial condition will be materially adversely affected.

         OUR FUTURE SUCCESS WILL DEPEND ON INCREASED ACCEPTANCE OF THE INTERNET AS A MEDIUM OF COMMERCE.

         The market for Internet email and other services is relatively new and evolving rapidly. Our future success will depend, in part, upon our ability to provide services that are accepted by our existing and future members as an integral part of their business model. The level of demand for Internet email and other services will depend upon a number of factors, including the following:

              - the growth in consumer access to, and acceptance of, new interactive technologies such as the Internet;
              -    the adoption of Internet-based business models; and

              - the development of technologies that facilitate two-way communication between companies and target audiences.

         Significant issues concerning the commercial use of Internet technologies, including security, reliability, cost, ease of use and quality of service, remain unresolved and may inhibit the growth of services that use these technologies. Our future success will depend, in part, on our ability to meet these challenges, which must be met in a timely and cost-effective manner. We cannot be sure that we will succeed in effectively meeting these challenges, and our failure to do so could materially and adversely affect our business.

         Industry analysts and others have made many predictions concerning the growth of the Internet as a business medium. Many of these historical predictions have overstated the growth of the Internet. These predictions should not be relied upon as conclusive. The market for our Internet email services may not develop, our services may not be adopted and individual personal computer users in business or at home may not use the Internet or other interactive media for commerce and communication. If the market for Internet email and other services fails to develop, or develops more slowly than expected, or if our services do not achieve market acceptance, our business would be materially and adversely affected.

         INTERNET STOCKS ARE SUBJECT TO MARKET VOLATILITY.

         The stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.
These fluctuations may adversely affect our stock price.

         If Internet usage does not continue to grow or its infrastructure fails, our business will suffer. If the Internet does not gain increased acceptance for business-to-consumer electronic commerce, our business will not grow or become profitable. We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop. The Internet infrastructure may not support the demands that growth may place on it and the performance and reliability of the Internet may decline.

         INCREASED COMPETITION RESULTING FROM AN INCREASE IN THE NUMBER OF EMAIL PROVIDERS MAY HAVE AN ADVERSE EFFECT ON POPMAIL'S FUTURE BUSINESS OPERATIONS.

         Currently there are a growing number of email providers and competitors to our business. To the extent we can execute our plan and are successful within the current target vertical markets in which we compete (i.e., broadcast, media, sports and entertainment), we anticipate continued growth of members to our email services. Others currently are competing and will attempt to compete in these vertical markets, which may have an adverse affect on our future business operations.

         THERE IS A RISK THAT GOVERNMENT REGULATION OF THE INTERNET COULD BECOME MORE EXTENSIVE.

         There are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, characteristics, and quality of products and service. The Telecommunications Reform Act of 1996 imposes criminal penalties on anyone who distributes obscene, indecent, or patently offensive communications on the Internet. Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our services and products, and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, libel, and personal privacy is uncertain and will take years to resolve. Any such new legislation or regulation could have a material adverse effect on our business, results of operations, and financial condition.

         WE MAY NOT BE ABLE TO GENERATE SUFFICIENT REVENUE IF THE ACCEPTANCE OF ONLINE ADVERTISING, WHICH IS NEW AND UNPREDICTABLE, DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE.

         We need to derive a substantial portion of our revenue from online advertising and direct marketing, including both email and Web-based programs. If these services do not continue to achieve market acceptance, we may not generate sufficient revenue to support our continued operations. The Internet has not existed long enough as an advertising medium to demonstrate its effectiveness relative to traditional advertising. Advertisers and advertising agencies that have historically relied on traditional advertising may be reluctant or slow to adopt online advertising. Many potential advertisers have limited or no experience using email or the Web as an advertising medium. They may have allocated only a limited portion of their advertising budgets to online advertising, or may find online advertising to be less effective for promoting their products and services than traditional advertising media. If the market for online advertising fails to develop or develops more slowly than we expect, we may not sustain revenue growth or achieve or sustain profitability.

         The market for email advertising in general is vulnerable to the negative public perception associated with unsolicited email, known as "spam." Public perception, press reports or governmental action related to spam could reduce the overall demand for email advertising in general, which could reduce our revenue and prevent us from achieving or sustaining profitability.

         IF WE DO NOT MAINTAIN AND EXPAND OUR MEMBER BASE WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY FOR ADVERTISERS.

         Our revenue has been derived primarily from advertisers seeking targeted member groups in order to increase their return on advertising investments. If we are unable to maintain and expand our member base, advertisers could find our audience less attractive and effective for promoting their products and services and we could experience difficulty retaining our existing advertisers and attracting additional advertisers. To date, we have relied on referral-based marketing activities to attract a portion of our members and will continue to do so for the foreseeable future. This type of marketing is largely outside of our control and there can be no assurance that it will generate rates of growth in our member base comparable to what we have experienced to date.

         We would also be unable to grow our member base if a significant number of our current members stopped using our service. Members may discontinue using our service if they object to having their online activities tracked or they do not find our content useful. In addition, our service allows our members to easily unsubscribe at any time by clicking through a link appearing at the bottom of our email messages and selecting the particular categories from which they want to unsubscribe.

         OUR BUSINESS DEPENDS ON OUR ABILITY TO DEVELOP AND MAINTAIN RELEVANT AND APPEALING CONTENT IN OUR EMAIL MESSAGES; IF WE ARE NOT ABLE TO CONTINUE TO DELIVER SUCH CONTENT WE MAY BE NOT ABLE TO MAINTAIN AND EXPAND OUR MEMBER BASE, WHICH COULD NEGATIVELY AFFECT OUR ABILITY TO RETAIN AND ATTRACT THE ADVERTISERS WE NEED TO SUSTAIN REVENUE GROWTH.

         We have relied on our editorial staff to identify and develop substantially all of our content utilizing content derived from other parties. Because our members' preferences are constantly evolving, our editorial staff may be unable to accurately and effectively identify and develop content that is relevant and appealing to our members. As a result, we may have difficulty maintaining and expanding our member base, which could negatively affect our ability to retain and attract advertisers. If we are unable to retain and attract advertisers our revenue will decrease. Additionally, we license a small percentage of our content from third parties. The loss, or increase in cost, of our licensed content may impair our ability to assimilate and maintain consistent, appealing content in our email messages or maintain and improve the services we offer to consumers. We intend to continue to strategically license a portion of our content for our emails from third parties, including content that is integrated with internally developed content. These third-party content licenses may be unavailable to us on commercially reasonable terms, and we may be unable to integrate third-party content successfully. The inability to obtain any of these licenses could result in delays in product development or services until equivalent content can be identified, licensed and integrated. Any delays in product development or services could negatively affect our ability to maintain and expand our member base.

         IF WE DO NOT RESPOND TO OUR COMPETITION EFFECTIVELY, WE MAY LOSE CURRENT ADVERTISERS AND FAIL TO ATTRACT NEW ADVERTISERS, REDUCING OUR REVENUES AND HARMING OUR FINANCIAL RESULTS.

         We face intense competition from both traditional and online advertising and direct marketing businesses. If we do not respond to this competition effectively, we may not be able to retain current advertisers or attract new advertisers, which would reduce our revenue and harm our financial results. Currently, several companies offer competitive email direct marketing services, such as coolsavings.com, MyPoints.com, NetCreations, YesMail.com, Digital Impact and Exactis. We also expect to face competition from online content providers, list aggregators as well as established online portals and community Web sites that engage in direct marketing programs. Additionally, we may face competition from traditional advertising agencies and direct marketing companies that may seek to offer online products or services.

         WE DEPEND HEAVILY ON OUR NETWORK INFRASTRUCTURE AND IF THIS FAILS IT COULD RESULT IN UNANTICIPATED EXPENSES AND PREVENT OUR MEMBERS FROM EFFECTIVELY UTILIZING OUR SERVICES, WHICH COULD NEGATIVELY IMPACT OUR ABILITY TO ATTRACT AND RETAIN MEMBERS AND ADVERTISERS.

         Our ability to successfully create and deliver our email messages depends in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures within our network infrastructure could result in unanticipated expenses to address such failures and could prevent our members from effectively utilizing our services, which could prevent us from retaining and attracting members and advertisers. The hardware infrastructure on which our system operates is located at PSINet in Reston, Virginia. We do not currently have fully redundant systems or a formal disaster recovery plan. Our system is susceptible to natural and man-made disasters, including earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of unanticipated damage. In addition, our members depend on Internet service providers, or ISPs, for access to our Web site. Due to the rapid growth of the Internet, ISPs and Web sites have experienced significant system failures and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our members from effectively utilizing our services.

         OUR FUTURE SUCCESS WILL DEPEND ON INCREASED ACCEPTANCE OF THE INTERNET AS A MEDIUM OF COMMERCE.

         The market for Internet email and other services is relatively new and evolving rapidly. Our future success will depend, in part, upon our ability to provide services that are accepted by our existing and future members as an integral part of their business model. The level of demand for Internet email and other services will depend upon a number of factors, including the following:

              - the growth in consumer access to, and acceptance of, new interactive technologies such as the Internet;
              -    the adoption of Internet-based business models; and
              - the development of technologies that facilitate two-way communication between companies and target audiences.

         Significant issues concerning the commercial use of Internet technologies, including security, reliability, cost, ease of use and quality of service, remain unresolved and may inhibit the growth of services that use these technologies. Our future success will depend, in part, on our ability to meet these challenges, which must be met in a timely and cost-effective manner. We cannot be sure that we will succeed in effectively meeting these challenges, and our failure to do so could materially and adversely affect our business.

         Industry analysts and others have made many predictions concerning the growth of the Internet as a business medium. Many of these historical predictions have overstated the growth of the Internet. These predictions should not be relied upon as conclusive. The market for our Internet email services may not develop, our services may not be adopted and individual personal computer users in business or at home may not use the Internet or other interactive media for commerce and communication. If the market for Internet email and other services fails to develop, or develops more slowly than expected, or if our services do not achieve market acceptance, our business would be materially and adversely affected.

WE MAY INCUR LIABILITY FOR THE INVASION OF PRIVACY

         The Federal Trade Commission has investigated businesses that have used personally identifiable information without permission or in violation of a stated privacy policy. We have established and communicated to our members a privacy policy. In the event that we convey personally identifiable information to our corporate customers without permission or in violation of our stated privacy policy, we may incur liability for the unlawful invasion of privacy.

                               RESTAURANT DIVISION

         OUR ABILITY, OR INABILITY, TO RESPOND TO VARIOUS COMPETITIVE FACTORS AFFECTING THE RESTAURANT INDUSTRY MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         The restaurant industry is highly competitive and is affected by changes in consumer preferences, as well as by national, regional and local economic conditions, and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, will also directly affect the performance of our restaurants. Changes in any of these factors in the markets where we currently operate our restaurants could adversely affect the results of our operations. Furthermore, the restaurant industry in general is highly competitive based on the type, quality and selection of the food offered, price, service, location and other factors and, as a result, has a high failure rate. The themed restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors. We compete with numerous well-established competitors, including national, regional and local restaurant chains, many of which have greater financial, marketing, personnel and other resources and longer operating histories than us. As a result, we may be unable to respond to the various competitive factors affecting the restaurant industry.

         WE HAVE ENTERED INTO NON-CANCELABLE LEASES UNDER WHICH WE ARE OBLIGATED TO MAKE PAYMENTS FOR TERMS OF 12 TO 15 YEARS.

         We have entered into long-term leases relating to the Kenwood, Mall of America and Denver restaurants. These leases are non-cancelable by us (except in limited circumstances) and range in term from 12 to 15 years. Although we have closed the Kenwood restaurant and assigned the related lease to an unrelated third party who is currently making the required lease payments, we remain the primary obligor under the lease. If we decide to close any of our existing restaurants, we may nonetheless be committed to perform our obligations under the applicable lease, which would include, among other things, payment of the applicable base rent for the balance of the respective lease term. Such continued obligations increase our chances of closing a restaurant without receiving an adequate return on our investment.

         AMONG OTHER ECONOMIC FACTORS OVER WHICH WE HAVE NO CONTROL, THE SUCCESS OF OUR RESTAURANTS WILL DEPEND ON CONSUMER PREFERENCES AND THE PREVAILING LEVEL OF DISCRETIONARY CONSUMER SPENDING.

         The success of our restaurant division depends to a significant degree on a number of economic conditions over which we have no control, including:

             -    discretionary consumer spending;
             - the overall success of the malls, entertainment centers and other venues where Cafe Odyssey restaurants are or will be located;
             -    economic conditions affecting disposable consumer income; and
             - the continued popularity of themed restaurants in general and the Cafe Odyssey concept in particular.

Furthermore, most themed restaurants are especially susceptible to shifts in consumer preferences because they open at or near capacity and frequently respond to such shifts by experiencing a decline in revenue growth or of actual revenues. An adverse change in any or all of these conditions would have a negative effect on our operations and the market value of our common stock.

         OUR RESTAURANT DIVISION IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS.

         The restaurant industry, and to a lesser extent, the retail merchandising industry, are subject to numerous federal, state, and local government regulations, including those relating to:

             -    the preparation and sale of food
             -    building and zoning requirements
             -    environmental protections
             -    minimum wage requirements
             -    overtime
             -    working and safety conditions
             -    the sale of alcoholic beverages
             -    sanitation
             -    relationships with employees
             -    unemployment
             -    workers compensation
             -    citizenship requirements

         Any change in the current status of such regulations, including an increase in employee benefits costs, workers' compensation insurance rates, or other costs associated with employees, could substantially increase our compliance and labor costs. Because we pay many of our restaurant-level personnel rates based on either the federal or the state minimum wage, increases in the minimum wage would lead to increased labor costs. In addition, our operating results would be adversely affected in the event we fail to maintain our food and liquor licenses. Furthermore, restaurant operating costs are affected by increases in unemployment tax rates, sales taxes and similar costs over which we have no control.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by the selling shareholders. We would receive gross proceeds in the approximate amount of $14,653,000 from the exercise of warrants with respect to which the underlying shares are being offered hereby. At the present time, we expect to use such proceeds, if any, for general working capital purposes.

                              SELLING SHAREHOLDERS

         The following table sets forth the number of shares of the common stock owned by the selling shareholders as of March 1, 2000 and after giving effect to this offering. We will not receive any proceeds from the sale of the common stock by the selling shareholders. The shares of common stock received upon exercise of the warrants may be offered from time to time by the selling shareholders.

                                                                                                       Percentage
                                              Shares           Percentage           Number of          Beneficial
                                           Beneficially        Beneficial       Shares Offered by      Ownership
                                           Owned Before         Ownership            Selling             After
Name                                         Offering        Before Offering       Shareholder          Offering
-----------------------------------------    ---------       ---------------       -----------          --------
Atlantic Holdings, Ltd.                        311,110              *                155,555  (1)          *
Ronald D. Berst (2)                            100,000              *                 50,000  (1)          *
Michael A. Bird                                 55,000 (3)          *                 20,000  (1)          *
Herbert I. Byer                                100,000              *                 50,000  (1)          *
CLB Investment Corp.                           100,000              *                 50,000  (1)          *
Co Right Investments, Inc.                     888,888            2.5%               444,444  (1)         1.2%
Robert & Ellen Deutschman
  Family Trust dtd 8/24/93                      60,000              *                 30,000  (1)          *
Arthur Engel Trust dtd 5/5/98                  492,044 (4)        1.4%               222,222  (1)          *
Fortman Cline AG                               444,000            1.2%               222,000  (1)          *
Free Family Trust dtd 2/10/97                   53,969 (5)          *                 22,222  (1)          *
Steven E. Garshell                              44,444              *                 22,222  (1)          *
Thomas L. Goila Profit Sharing
  Trust U/A dtd 12/1/92                         50,000              *                 25,000  (1)          *
Edward Hayes                                    20,000              *                 10,000  (1)          *
A. Larry Katz                                   88,888              *                 44,444  (1)          *
Mary Kirtz                                     100,000              *                 50,000  (1)          *
Mark Kroeger                                   219,226              *                109,613  (1)          *
Egre E. Lewallen, II                           200,000              *                150,000  (6)          *
Richard C. Lockwood                            400,000            1.1%               200,000  (1)          *
Warner C. Lusardi Family Trust
  dtd 6/11/99                                  269,822 (7)          *                111,111  (1)          *
Bruce LeDuc                                    150,000              *                 75,000  (1)          *
Amended and Restated Steven
  A. Lyman Trust dtd 8/27/90                    44,444              *                 22,222  (1)          *
Stephen Marcus                                 452,334            1.2%               226,167  (1)          *
Timothy I. Maudlin                             644,292 (8)        1.8%                66,667  (1)         1.6%
Dean & Kathy Mills                              20,000              *                 10,000  (1)          *
Gregory P. Mills Trust dtd
  2/19/99                                       20,000              *                 10,000  (1)          *

George M. Nix                                   20,000              *                 10,000  (1)          *
Barry Nussbaum                                  77,776              *                 38,888  (1)          *
Opportune Investments Ltd.                   1,146,666            3.2%               773,333  (9)         1.0%
Gerald W. & Sandra L. Rogers                    20,000              *                 10,000  (1)          *
Jerry L. Ruyan (10)                            569,888 (11)       1.6%               224,444  (12)         *
Robert Seiler                                   88,888              *                 44,444  (1)          *
Christopher D. Snell                            40,000              *                 20,000  (1)          *
Albert R. Swafford M.D. Inc.
  Defined Benefit Pension Plan                 100,000              *                 50,000  (1)          *
Stephen C. & Patricia A.  Tadolini              20,000              *                 10,000  (1)          *
Jeffrey I Werbalowsky                          200,000              *                100,000  (1)          *
Satya P. Garg                                  200,000              *                200,000 (13)          *
Christopher Miller                              69,200              *                 50,000 (13)          *
Leonard H. Timmel                              100,000              *                100,000 (13)          *
Hank Schneider                                 200,000              *                200,000 (13)          *
Blake Capital Partners, LLC  (14)            1,193,533 (15)       3.3%               400,000 (16)         2.2%
Wayne L. Tiedge                                 20,000              *                 20,000 (17)          *
The Montgomery Fund                            264,343 (18)         *                247,677 (19)          *
W. Keith Webb                                   30,000              *                 30,000 (19)          *
The Rearden Trust                              155,000              *                 30,000               *
Andrew Baum                                     50,000 (20)         *                 10,000 (21)          *
Kevin Scannell                                  10,000              *                 10,000 (19)          *
N C Capital Markets Inc.                         3,700              *                  3,700               *
Sonya Nance Trust                               64,707              *                 22,040 (19)          *
Paul Martin                                    930,840              *                248,160 (19)          *
Travis Reese                                   778,438              *                198,160 (19)          *
James L. Anderson                           11,980,972 (22)       33.0%              215,948 (19)        32.4%
Toni Bryan                                     233,818              *                 63,148 (19)          *
The Marcos A. and Sonya Nance
  Rodriguez Children's Trust No. 2          11,748,699 (23)       28.2%            3,155,464 (19)        19.5%
James Gammon                                   155,287              *                 52,885 (19)          *
Bruce Campbell                                 191,574              *                 20,904 (19)          *
Jeff Crabtree                                   58,778              *                 10,443 (19)          *
Keleigh Ahman                                   47,896              *                  5,229 (19)          *
Randy Isbell                                    64,707              *                 22,040 (19)          *
Genex Inc.                                      52,000              *                 52,000               *
CTC Inc.                                        30,000              *                 30,000               *

------------
*Less than 1%.

(1) Represents shares issuable upon the exercise (at a per share price of $3.00) of warrants issued in connection with a private placement.
(2) In connection with our merger with Iz.com, Incorporated, Mr. Berst was elected a director of PopMail.com, inc.
(3) Includes 15,000 shares issuable upon the exercise (at a price per share of $2.00) of a warrant issued in October 1999.
(4) Includes 47,600 shares issuable upon conversion of shares of Series F Convertible Preferred Stock, which were issued in connection with the merger with IZ.com, Incorporated.
(5) Includes 9,525 shares issuable upon conversion of shares of Series F Convertible Preferred Stock, which were issued in connection with the merger with IZ.com, Incorporated.
(6) Represents 50,000 shares issuable upon the exercise (at a price per share of $3.00) of a warrant issued in connection with a private placement and 100,000 shares issuable upon the exercise (at a price per share of $.75) of warrants issued in connection with the Company's merger with popmail.com, inc.
(7) Includes 47,600 shares issuable upon conversion of shares of Series F Convertible Preferred Stock, which were issued in connection with the merger with IZ.com, Incorporated.
(8) Includes (i) 50,000 shares issuable upon the exercise (at a price of $.75 per share) of a warrant issued in connection with a guaranty of a Company loan, (ii) 60,000 shares issuable upon the exercise (at a price of $6.50 per share) of a public warrant, and (iii) 57,731 shares held by Mr. Maudlin's spouse and children,
(9) Represents (i) 373,333 shares issuable upon the exercise (at a price of $3.00 per share) of warrant issued in connection with a recent private placement, and (ii) 400,000 shares issuable upon the exercise (at a price of $2.0625 per share) of a warrant issued in October 1999 in connection with financial advisory services provided to the Company.
(10) Until his resignation effective March 15, 2000, Mr. Ruyan was a director of the Company.
(11) In addition to the shares reflected in Note 1, Mr. Ruyan's holdings include (i) 36,000 shares issuable upon the exercise (at a price of $6.50 per share) of a public warrant (ii) 420,000 shares issuable upon the exercise (at a price of $.75 per share) of two warrants issued in connection with a guaranty of certain indebtedness of the Company, and
         (iii) 25,000 shares issuable upon the exercise (at a price of $.75 per share) of an option granted in October 1998 pursuant to the Company's Director Stock Option Plan.
(12) Represents 44,444 shares issuable upon the exercise (at a price of $3.00 per share) of a warrant issued in connection with a private placement and 180,000 shares issuable upon the exercise (at a price of $.75 per share) of warrants issued in connection with a personal guaranty of certain indebtedness of the Company.
(13) Represents (i) shares issuable upon conversion of the Series E Preferred Stock and (ii) shares issuable upon exercise (at a price of $3.00 per share) of warrants issued in connection with the sale of the Series E Preferred Stock.
(14) The sole member of Blake Capital Partners, LLC is Wayne W. Mills. Mr. Mills is the sole trustee of the Gregory P. Mills Trust dated 2/19/99, which is also a selling shareholder.
(15) Includes: (i) 500,000 shares of common stock held by Blake Capital Partners, (ii) warrants held by Blake Capital Partners to purchase 250,000 shares at an exercise price of $2.00 per share, (iii) 10,000 shares held by the Gregory P. Mills Trust dated 2/19/99, of which Mr. Mills is the trustee, (iv) 10,000 shares issuable upon the exercise (at a per share price of $3.00) of a warrant held by the Gregory P. Mills Trust, and (v) 495,000 held by Mr. Mills individually.
(16) Represents (i) 150,000 shares issuable upon the exercise (at a price of $2.25 per share) of a warrant issued in connection with a financial advisory services agreement upon the completion of the Iz.com merger; and (ii) 250,000 shares issuable upon the exercise (at a price of $2.00 per share) of a warrant.
(17) Represents shares issuable upon the exercise (at a price of $1 21/32 per share) issued in December 1999.
(18) In addition to the shares described in note 19 below, includes 16,666 shares issuable upon the exercise (at a price of $2.00 per share) of a warrant issued in connection with financial advisory services rendered to the Company.
(19) Represents shares issuable upon the exercise (at a price of $.75 per share) of warrants issued in connection with the Company's merger with popmail.com, inc.
(20) Includes 40,000 shares issuable upon the exercise (at a price of $2.00 per share) of a warrant.
(21) Includes 5,000 shares issuable upon the exercise (at a price of $.75 per share) of a warrant issued in connection with the Company's merger with popmail.com, inc.
(22) Includes: (i) 6,186,787 shares, as well as 3,155,464 shares issuable upon the exercise of certain warrants issued in connection with the Company's merger with popmail.com, inc. held by the Marcos A. and Sonya Nance Rodriguez Children's Trust No. 2, of which Mr. Anderson is the sole trustee; (ii) 2,406,448 shares held by certain other former stockholders of popmail.com, inc. with respect to which the Rodriguez Children's Trust holds an irrevocable proxy; and (iii) 15,891 shares issuable upon the exercise of certain warrants held by the Sonya Nance Trust, of which Mr. Anderson is the sole trustee, issued in connection with the Company's merger with popmail.com, inc.
(23) Includes: (i) 3,155,464 shares issuable upon the exercise of certain warrants issued in connection with the Company's merger with popmail.com, inc.; and (ii) 2,406,448 shares held by certain other former stockholders of popmail.com, inc. with respect to which the Rodriguez Children's Trust holds an irrevocable proxy.

         In connection with a private placement, we issued to certain investors 275,000 shares of our Series E Preferred Stock and 5-year warrants for the purchase of an aggregate of 275,000 shares of common stock at an exercise price of $3.00 per share. The total proceeds to the Company in connection with this offering were $550,000. Each Series E Preferred Share is convertible into common stock by dividing $2.00 by the lesser of (i) $2.00, or (ii) 70 percent of the average market price per share of our common stock for the ten days preceding the filing of a registration statement covering the resale of the shares issuable upon conversion of the Series E Preferred Shares.

                              PLAN OF DISTRIBUTION

     Pursuant to the terms of the subscription agreements in connection with the unit private placement, and various other agreements with and warrants issued to the selling shareholders, we are registering the shares offered by this prospectus in part on behalf of the selling shareholders. We agreed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering resale by the selling shareholders and, with respect to some of the selling shareholders, use our best efforts to cause such registration statement to be declared effective as soon as possible thereafter. As used in this prospectus, the term "selling shareholders" includes: Atlantic Holdings, Ltd; Ronald D. Berst; Michael A. Bird; Herber I. Byer; CLB Investments, Inc.; Co Right Investments, Inc.; The Robert and Ellen Deutschman Family Trust dtd. 8/24/93; The Arthur Engel Trust dtd 5/5/1998; Fortman Cline AG; the Free Family Trust dtd. 2/10/97; Steven E. Garshell; Thomas L. Goila Profit Sharing Trust U/A dtd 12/1/92; Richard Green; Edward Hayes; A. Larry Katz; Mary Kirtz; Mark Kroeger, Egre E. Lewallen, II; Richard C. Lockwood; Warner C. Lusardi Family Trust dtd 6/11/93; Bruce Le Duc; Amended and Restated Steven A. Lyman Trust dtd 8/27/90; Stephen Marcus; Timothy I. Maudlin; Steven Mauldin; Dean and Kathy Mills; Gregory P. Mills Trust dtd 2/19/99; George M. Nix; Barry Nussbaum; Opportune Investments Ltd.; Gerald W. and Sandra L. Rogers; Jerry L. Ruyan; Robert Seiler; Christopher D. Snell; Albert R. Swafford M.D. Inc. Defined Benefit Pension Plan; Stephen C. and Patricia A. Tadolini; Jeffrey
I. Werbalowsky; Satya P. Garg; Christopher Miller; Leonard H. Timmel; Hank Schneider; Blake Capital Partners, LLC; Wayne L. Tiedge; The Montgomery Fund; W. Keith Webb; The Rearden Trust; Andrew Baum; Kevin Scannell; NC Capital Markets Inc.; The Sonya Nance Trust; Paul Martin, Travis Reese; James L. Anderson; Toni Bryan; The Marcos A. and Sonya Nance Rodriguez Children's Trust No. 2; James Gammon; Keleigh Ahmann; Bruce Campbell; Jeff Crabtree; Genex Inc.; CTC Inc.; and each of their respective donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders at various times in one or more types of transactions (which may include block transactions) on the Nasdaq SmallCap Market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         We have agreed to indemnify the selling shareholders and their officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act. Each selling shareholder has agreed to indemnify the Company and its directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

         The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti- manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

MINNESOTA ANTI-TAKEOVER LAW

         The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.


                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities law requires us to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the Public Reference Facility maintained by the Commission at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

     (1) New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048.

     (2) Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     You can receive additional information about the operation of the Commission's Public Reference Facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like PopMail.com, file information electronically with the Commission.

     The Commission allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the Commission will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of their shares or until the registration rights of the selling shareholders expire. This prospectus is part of a registration statement that we filed with the Commission (Registration No. 333-32232). The following are specifically incorporated herein by reference:

     1.   Annual Report on Form 10-KSB for the fiscal year ended January 2,
          2000;

     2. Current Report on Form 8-K filed on January 25, 2000, Current Report on Form 8-K filed on February 24, 2000; and Current Report on Form 8-K/A filed on April 24, 2000; and

     3. The description of common stock included under the caption "Securities to be Registered" in the Company's registration statement on Form 8-A, File No. 0-23243, dated October 21, 1997, including any amendments or reports filed for the purpose of updating such description.

     You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:

                                PopMail.com, inc.
                Attention: Thomas W. Orr, Chief Financial Officer
                         1331 Corporate Drive, Suite 350
                                 (972) 550-5500

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. Selling shareholders will not make an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumption relating to the foregoing. Important factors regarding PopMail.com, inc.'s business, operations and competitive environment which may cause actual results to vary materially from these forward-looking statements are discussed under the caption "Risk Factors."

                                  LEGAL MATTERS

         Legal matters in connection with the validity of the shares offered by this Prospectus will be passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

                                     EXPERTS

         On September 30, 1999, with the approval of our Board of Directors, we engaged Grant Thornton LLP as our independent public accountants. Prior to the engagement of Grant Thornton LLP, Arthur Andersen LLP had served as our principal independent public accountants. The report prepared by Arthur Andersen LLP as of January 3, 1999 and for the year then ended, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty of audit scope or accounting principles. However, such report included an explanatory paragraph with respect to the uncertainty regarding our ability to continue as a going concern, as discussed in Note 1 to the financial statements. In connection with the audits as of January 3, 1999 and December 27, 1997 and through September 30, 1999, there had been no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreements in its report.

         The consolidated financial statements of PopMail.com, inc. (f/k/a Cafe Odyssey, Inc.) as of January 3, 1999, for the year then ended, incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its report with respect thereto, and are incorporated herein in reliance upon the authority of Arthur Andersen LLP as experts in giving said report.

         The consolidated financial statements of PopMail.com, inc. (f/k/a Cafe Odyssey, Inc.) as of January 2, 2000, for the year then ended, incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in its report with respect thereto, and are incorporated herein in reliance upon the authority of Grant Thornton LLP as experts in giving such report.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and
Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall, to the fullest extent permitted by law, have no personal liability to the Company and its shareholders for breach of fiduciary duty as a director.

         To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                9,077,798 SHARES

                                POPMAIL.COM, INC.

                                  COMMON STOCK





                             ----------------------

                                   PROSPECTUS
                             ----------------------






                                 MAY    , 2000
                                     ---

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:

                  SEC registration fee . . . . . . . . . . . . . . . . . . . . . . . . . . .    $7,900
                  Nasdaq SmallCap Market additional listing fee. . . . . . . . . . . . . . .     7,500
                  Legal fees and expenses. . . . . . . . . . . . . . . . . . . . . . . . . .    25,000
                  Accounting fees and expenses . . . . . . . . . . . . . . . . . . . . . . .     5,000
                  Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       550
                                                                                               -------
                  Total                                                                        $45,950
                                                                                               =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or Limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

         As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

ITEM 16.   EXHIBITS.

         EXHIBIT           DESCRIPTION OF DOCUMENT
         -------           -----------------------
            5              Opinion of Maslon Edelman Borman & Brand, LLP
           23.1            Consent of Arthur Andersen LLP
           23.2            Consent of Grant Thornton LLP
           23.3            Consent of Grant Thornton LLP
           23.4            Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5).
           24              Power of Attorney (included on page II-3).


ITEM 17.  UNDERTAKINGS.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act

(and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bloomington, State of Minnesota, on April 14, 2000.

                                      PopMail.com, inc., Registrant

                                      By    /s/ Stephen D. King
                                         --------------------------
                                            Chief Executive Officer


                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Stephen D. King, Ronald K. Fuller or William M. Mower, each or any of them, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.





NAME                         TITLE                               DATE
----                         -----                               ----

/s/ Stephen D. King          Chief Executive Officer             April 14, 2000
--------------------------   (Principal Executive Officer)
Stephen D. King

         *                   President and Director              April 14, 2000
--------------------------
Ronald K. Fuller

/s/ Thomas W. Orr            Chief Financial Officer, Executive  April 14, 2000
--------------------------   Vice President and Director
Thomas W. Orr                (Principal Financial Officer)

/s/ Ronald D. "Jesse" Berst  Director                            April 14, 2000
---------------------------
Ronald D. "Jesse" Berst

        *                    Secretary and Controller           April  14, 2000
------------------------     (Principal Accounting Officer)
Mark D. Dacko

        *                  Director                             April  14, 2000
------------------------
Michael L. Krienik

                           Director                             April    , 2000
------------------------                                              ---
Frank E. Wood

                           Director                             April    , 2000
------------------------                                              ---
Gary Schneider

* By: /s/ Stephen D. King
     --------------------
     Stephen D. King
     Attorney-in-fact

                                    EXHIBITS

EXHIBIT           DESCRIPTION OF DOCUMENT                                                        PAGE NO.
-------           -----------------------                                                        --------

    5             Opinion of Maslon Edelman Borman & Brand, LLP
   23.1           Consent of Arthur Andersen LLP
   23.2           Consent of Grant Thornton LLP
   23.3           Consent of Grant Thornton LLP